EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

2nd August, 2006.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 2nd August 2006, I enclose one copy of each of the following items that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 2nd August 2006, confirming that HBOS plc has decreased its material interests in EMI Group plc Ordinary Shares of 14p each and, as at 1st August 2006, held 36,529,926 shares, being 4.595% of the shares in issue; and,

(b) an announcement, dated 20th June 2005, confirming that performance-related share awards and option grants have been made as of 2nd August 2006 to a wide range of the Group's senior employees around the world, including Eric Nicoli, Roger Faxon, Alain Levy and Martin Stewart, Executive Directors of the Company, together with Martin Bandier and David Munns, Persons Discharging Managerial Responsibility (PDMRs) in respect of the Company.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

Enc.

8/14

Ref: 82-373

VIA PR NEWSWIRE DISCLOSE

ER 06/70

Company Announcements Office,
London Stock Exchange.

2nd August, 2006.

EMI GROUP PLC
Holding in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by HBOS plc, in a letter dated 1st August 2006 and received by mail on 2nd August 2006, that HBOS plc and its subsidiaries have decreased their material interests in EMI Group plc Ordinary Shares of 14p each and, as at 1st August 2006, had an interest in 36,529,926 shares, being 4.595% of the shares in issue.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

VIA PR NEWSWIRE DISCLOSE

ER 06/71

Company Announcements Office,
London Stock Exchange.

2nd August, 2006.

EMI GROUP PLC
Director/PDMR Shareholding

Under the rules of the EMI Executive Share Incentive Plan (the "ESIP"), performance-related share awards and option grants have been made as of 2nd August 2006 to a wide range of the Group's senior employees around the world. Included amongst such participants are Eric Nicoli, Roger Faxon, Alain Levy and Martin Stewart, Executive Directors of the Company, together with Martin Bandier and David Munns, Persons Discharging Managerial Responsibility (PDMRs) in respect of the Company.

Accordingly, as required by Disclosure Rule 3.1.4, we advise that, as of 2nd August 2006, performance share awards over EMI Group plc Ordinary Shares of 14p each were made under the ESIP to the Directors and PDMRs listed below. The performance share awards shall not vest earlier than three years, or later than 14 days following the third anniversary of the award date. Furthermore, such awards may not ordinarily then be exercised unless certain performance conditions are achieved.

Name	No. of performance shares awarded	Performance conditions	
Eric Nicoli	489,844	⅔ Group EPS	⅓ Group TSR
Martin Stewart	342,708	⅔ Group EPS	⅓ Group TSR
Roger Faxon	658,794	75% EMI Music Publishing PANI	25% Group TSR
Martin Bandier	660,112	75% EMI Music Publishing PANI	25% Group TSR
Alain Levy	619,747	⅔ Group EPS	⅓ Group TSR
David Munns	309,874	⅔ Group EPS	⅓ Group TSR

The Group EPS measure refers to growth in the Company's actual EPS for each year of the three-year performance period which will be added together to arrive at an aggregate EPS performance. For the threshold vesting condition to be achieved, aggregate EPS must exceed a target calculated by taking the EPS of the financial year immediately prior to grant (the 'base EPS') and adding together the three years' EPS that would be achieved on a cumulative aggregate growth in the Retail Prices Index ('RPI') plus 3%. For full vesting to apply, aggregate EPS growth must exceed a target calculated by taking the base EPS and adding together the three years' EPS that would be achieved on a cumulative aggregate growth of RPI plus 7%. The EPS measure is diluted EPS adjusted to take account of items which are reported as 'Exceptional Items and Amortisation' in the published accounts of the Group.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

Group TSR is a measure of the return to a shareholder (in terms of share price appreciation, assuming reinvestment of any dividends) over a fixed period. Vesting of the award will occur if the Company's TSR, relative to the companies in the FTSE 250 Index (excluding investment trusts) as at the date of award, is at least at the median of that group. This will increase, on a straight-line basis, to full vesting if the Company's TSR is at least at the upper quintile (i.e. within the highest 20%) of that group. The share price used for calculating both the opening and closing TSR of the Company and each company in the comparator group for the three-year period will be assessed using three-month average figures. In addition to satisfying the TSR performance condition, awards will only vest to the extent that the Board's Remuneration Committee considers that the Company's TSR performance reflects the underlying performance of the Company over the period.

EMI Music Publishing PANI refers to growth in the division's economic profit over the three years to 31 March 2009. No part of the award will vest until a threshold of 5% pa compound growth in economic profit has been achieved. Thereafter, that part of the performance award, subject to the PANI-based criterion, will vest on a straight-line basis from 0% to 100% at a maximum of 10% pa compound growth in economic profit over the three years.

We also advise that, as of 2nd August 2006, share options in respect of EMI Group plc Ordinary Shares of 14p each were granted under the ESIP to the Director and PDMR listed below at an exercise price of 255.84p per share.

Name	**No. of shares under option**	**Performance conditions**	
Alain Levy	1,239,495	75% EMI Music EBIT Growth	25% Group EPS
David Munns	619,747	75% EMI Music EBIT Growth	25% Group EPS

Where the performance condition relates to the growth in the earnings before interest and tax (EBIT) of EMI Music, the same growth targets and vesting schedule will apply as set out above for the Group EPS.

None of the performance criteria relating to the options or performance shares outlined above may be subjected to retesting.